FatPipe, Inc.

392 East Winchester Street, Fifth Floor

Salt Lake City, Utah 84107

(801) 281-3434

February 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby

Re: FatPipe, Inc. Registration Statement on Form S-1 File No. 333-280925

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time on February 12, 2025, or as soon thereafter as practicable.

Please contact Jesse L. Blue, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 668-4553, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

FatPipe, Inc.

By:	/s/ Bhaskar Ragula
Bhaskar Ragula
Chief Executive Officer